CLARIFY AI, INC

<u>FINANCIAL STATEMENTS</u>

December 31, 2025 and 2024

(See Independent Accountant's Review Report)

CLARIFY AI, INC
FINANCIAL STATEMENTS
TABLE OF CONTENTS

Page

July 20, 2026

To the Stockholders of
Clarify Ai, Inc
Los Angeles, California

Independent Accountant's Review Report

We have reviewed the accompanying financial statements of Clarify Ai, Inc (the Company), which comprise the balance sheets as of December 31, 2025 & 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Clarify Ai, Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Certified Public Accountants
Cooper City, Florida

Roy Shmuel, JD, CPA

CLARIFY AI, INC
BALANCE SHEETS
DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 3,737	$ 4,180
TOTAL ASSETS	$ 3,737	$ 4,180
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Due to related parties	$ 9,194	$ 4,879
TOTAL LIABILITIES	9,194	4,879
STOCKHOLDERS' DEFICIT		
Common Stock - authorized 45,000,000 shares;		
$0.0001 par value: issued and outstanding 20,012,500 shares	2,001	1,720
Additional paid-in capital; subscribed shares	3,812	-
Common stock subscribed but unissued	4,500	-
Retained deficit	(15,770)	(2,419)
TOTAL STOCKHOLDERS' DEFICIT	(5,457)	(699)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$ 3,737	$ 4,180

CLARIFY AI, INC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
OPERATING EXPENSES		
Selling, general and administrative	$ 13,351	$ 2,419
OPERATING LOSS	(13,351)	(2,419)
NET LOSS	$ (13,351)	$ (2,419)

CLARIFY AI, INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common Stock						
	Authorized # of Shares	Issued # of Shares	Common Stock	Additonal Paid-In Capital	Stock Subscribed But Unissued	Retained Deficit	Total
Balance, December 31, 2023	45,000,000	-	$ -	$ -	$ -	$ -	$ -
Net loss	-	-	-	-	-	(2,419)	(2,419)
Contributions	-	17,200,000	1,720	-	-	-	1,720
Balance, December 31, 2024	45,000,000	17,200,000	1,720	-	-	(2,419)	(699)
Net loss	-	-	-	-	-	(13,351)	(13,351)
Contributions	-	2,812,500	281	3,812	-	-	4,093
Cash received for shares subscribed but unissued	-	-	-	-	4,500	-	4,500
Balance, December 31, 2025	45,000,000	20,012,500	$ 2,001	$ 3,812	$ 4,500	$ (15,770)	$ (5,457)

(See Independent Accountant's Report)
See accompanying notes to financial statements

CLARIFY AI, INC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (13,351)	$ (2,419)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Due to related parties	4,315	4,879
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	(9,036)	2,460
CASH FLOWS FROM INVESTING ACTIVITIES		
NET CASH PROVIDED BY INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	4,093	1,720
Shares subscribed but unissued	4,500	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	8,593	1,720
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(443)	4,180
CASH AND CASH EQUIVALENTS		
Beginning of year	4,180	-
End of year	$ 3,737	$ 4,180

NOTE A – NATURE OF OPERATIONS

Clarify AI, Inc. was incorporated on October 17, 2024 in the state of Delaware. The Company uses artificial intelligence applied in the medical field to detect healthcare billing inaccuracies by analyzing millions of claims. The platform automatically engages directly with third party administrators to identify and resolve billing errors. As of December 31, 2025 and 2024, the Company's principal operations have not yet commenced.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of management, who is responsible for their integrity and objectivity.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of December 31, 2025 and 2024.

Credit Risk
The Company may maintain cash balances at financial institutions in excess of federally insured limits from time to time. The Company has experienced no loss due to this concentration.

Significant Accounting Judgements, Estimates, and Assumptions
The preparation of the Company's financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Income Taxes
The Company is taxed as a C corporation. Accordingly, the Company accounts for income taxes for the activity of this entity under Accounting Standards Codification (ASC) 740 Income Taxes.

Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Income tax positions are assessed using a two-step process. A determination is first made as to whether it is more-likely-than-not that the income tax position will be sustained, based upon technical merits, upon the examination by tax authorities. If the income tax position is expected to meet the more-likely-than-not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company records interest and penalties due to taxing authorities as incurred.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related Party Transactions
The Company follows FASB ASC Subtopic 850-10, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850-10-20, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operation are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Subsequent Events
Management evaluated all activity of the Company through July 20, 2026, the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements or notes, except for the following:

In May of 2026 the Company received $10,000 for 33,333 shares of stock to be issued.

NOTE C – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2025 and 2024, shareholders provided funding to the Company in the form of non-interest bearing advances due on demand. Total amounts due to related parties as of December 31, 2025 and 2024 were $9,194 and $4,879, respectively.

These transactions were conducted in the normal course of business and are considered related-party transactions. The Company’s financial position and results of operations could differ from those that would have been obtained if the transactions had been conducted with unrelated parties.

NOTE D – SHARES SUBSCRIBED BUT NOT YET ISSUED

During 2025, the Company received $4,500 from an investor pursuant to a subscription agreement for the purchase of 450,000 shares of common stock. As of December 31, 2025, the shares had not been issued and the $4,500 is presented in stockholders' deficit as shares subscribed but unissued. The Company issued, or expects to issue, the related shares in 2026.

NOTE E – PREFERRED EQUITY

The Company is authorized to issue 5,000,000 shares of preferred stock, $0.0001 par value. As of December 31, 2025 and 2024, no shares of preferred stock were issued or outstanding.

The rights, preferences, privileges, and restrictions of the preferred stock, if any, will be determined by the Company's board of directors and/or the Company's governing documents upon issuance.

NOTE F – RISKS AND UNCERTAINTIES

Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025 and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations. There are also no proceedings in which any of the Company's directors, officers or affiliates is an adverse party or has a material interest adverse to the Company's interest.

Early Stage Entity
The Company is an early-stage entity formed to use artificial intelligence applied in the medical field to detect healthcare billing inaccuracies by analyzing millions of claims. As of December 31, 2025 and 2024, the Company had not commenced principal operations and its activities consisted primarily of organizational, planning, and financing activities. The Company has incurred minimal expenses to date and has an accumulated deficit of $5,457 and $699, respectively. Management expects to fund initial operations through existing cash resources and additional equity financing.

Subsequent to December 31, 2025, the Company commenced or plans to commence a Regulation Crowdfunding offering under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. The offering is intended to raise up to $2,000,000 to support the Company's planned operations. There can be no assurance that the Company will complete the offering or raise the full amount sought.